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Karne Korean Steakhouse
Houston, TX

$0 raised

$250,000 min target ❓

Revenue Sharing Note ❓
Investment Multiple: Up to 1.55x
Maturity: 60 months

Coming Soon

Highlights
Investment Terms
Use of Proceeds
Company Description
Business Model
Location Analysis
History
The Team
Bonus Rewards
Gallery
| Documents
Revenue Sharing Summary
Comments ⓿

Highlights

Elevated, approachable Korean BBQ in Houston

- New concept to bring this trendy cuisine to new diners
- Located in a prime area, along White Oak Drive in Houston's Heights neighborhood

All-Star team with successful restaurant concepts, local expertise in the segment, and strong marketing distribution

- Moul Kim, chef and restauranteur, helped launch Jongro BBQ in New York – rated one of the top Korean BBQ and Korean restaurants in New York City's Koreatown (#1 The Infatuation, #1 Yelp, #2 Grub Street, #3 Eater), bringing expertise and playbook
- Jason Cho, owner of Dak & Bop – Houston-based restaurateur of a highly-rated Korean fried chicken concept, has a finger on the pulse of the market's adoption and appetite for Korean food
- Mike Chen, prominent YouTuber (Strictly Dumpling, Beyond Science) – Over 6.4M followers, supporting menu creation and marketing strategy

High quality local ingredients and first-class service

- Prime meats served in a simple style in order to focus on quality ingredients
- Focus on service to attract new diners to this upscale take on Korean BBQ

Investment Terms

Issuer	**Type of Offering** ❓	**Offered By**
Texas Karne, LLC	Regulation Crowdfunding	NextSeed Securities, LLC

Offering Min ❓	$250,000
Offering Max ❓	$1,000,000
Min Individual Investment ❓	$100
Type of Securities	Revenue Sharing Note
Investment Multiple ❓	Up to 1.55x
Revenue Sharing Percentage	4.0 - 8.15%
	4.0% of each month's Monthly Revenue, if the Offering Amount is less than or equal to $500,000. If the Offering Amount is greater than $500,000 and less than or equal to $750,000, Revenue Share Percentage means 6.15%. If the Offering Amount is greater than $750,000, Revenue Share Percentage means 8.15%.
Maturity ❓	60 months
Payments ❓	Monthly
Security Interest ❓	Blanket lien on all assets of the company
Ownership % Represented by Securities	0% Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.
Early Payment Provision	If the Issuer is prepaying the Total Payment at least 24 months but less than 36 months prior to the Maturity Date, the Investment Multiple means 1.4x. If the Issuer is prepaying the Total Payment at least 36 months prior to the Maturity Date, the Investment Multiple means 1.25x.

Use of Proceeds

Total Project Cost: $1,300,000
Minimum NextSeed funds: $250,000
Maximum NextSeed funds: $1,000,000
Remaining funds: Owners have committed to provide for or arrange sufficient financing to cover any remaining costs.

IF MAXIMUM IS RAISED ON NEXTSEED $1,000,000



- **20%** Construction
- **20%** BBQ Tables
- **20%** Kitchen Buildout
- **10%** Working Capital
- **10%** Cost of Issuance
- **8%** Furniture
- **5%** Inventory
- **4%** Architect/Designer
- **4%** Miscellaneous

IF MINIMUM IS RAISED ON NEXTSEED

The funds will be focused on BBQ tables, Furniture, and Architectural and Design Fees

Use of proceeds percentages presented above are estimated and subject to change.

Company Description

The newest concept from lifelong Houstonian and restauranteur, Jason Cho, Kame Korean Steakhouse will be an elevation of a trendy, popular cuisine in one of the barbecue capitals of the world. Located on White Oak Drive in Houston's Heights neighborhood, the restaurant will be an approachable, welcoming environment to enjoy exceptional meats and a superior Korean BBQ experience.



The son of immigrant martial arts teachers, Cho taught at and ran his family's dojos and schools all around Houston before entering the food business. His sister introduced him to Korean fried chicken after she moved to New York City in the mid-2000s. It was the beginning of a love so strong, Cho was driven to open his own Korean fried chicken restaurant in Houston, Dak & Bop. Despite having no prior restaurant experience, his commitment to and passion for the project saw Dak & Bop open in 2014 to hugely popular critical reviews.

On a later trip to NYC, Cho connected with Mo Kim, owner of several Korean BBQ restaurants throughout the city — most notably Jongro. Kim, a Korean expat who'd lived in South America, had gained an appreciation for the superior meat products he served at his restaurants from his time living in South America. The two agreed to partner together to bring outstanding Korean BBQ to Houston, one of the country's most exciting culinary destinations, and elevate the city's entire Korean food scene in the process.

With its dedication to outstanding food and service, Karne Korean Steakhouse will eclipse the expectations of a Korean BBQ restaurant in Houston, redefining what a steakhouse in the city can be in the process. The perfect bite of a piping hot piece of steak will be served with various sides, ranging from Korean Banchan (assorted vegetables) to traditional Steakhouse sides with a Korean twist. In an atmosphere akin to a small town with beautifully lit streets, meat is grilled on tables within a cozy enclosing. There will be a comprehensive wine list showcased in a glass wine cellar, and a full bar will be there to greet all our guests.

Business Model

THE OPPORTUNITY

Between its famous Texas brisket and outstanding steaks, Houston is a city known for its meat, but Karne Korean Steakhouse aims to offer an experience that will compete with the city's best carnivorous eateries and offer an entirely new take on the traditional steakhouse.



An increasingly popular cuisine, Korean BBQ's most identifiable feature is its cooking method, grilling meats right in front of you, making for an interactive and engaging experience unlike traditional restaurants.

Kame will elevate the traditional elements of Korean BBQ by serving only the most premium meats, with superior service and state-of-the-art tableside venting technology to ensure that diners don't leave their upscale dining experience smelling like a barbeque.

THE MENU

From his lifetime of living in Houston and his first restaurant venture, Cho has connections to local ranchers, butchers and farmers which will enable the restaurant to source premium quality meat and produce with scheduled daily deliveries to minimize overstocking. With outstanding ingredients, they'll need to rely less on marinades for flavor and impact, and can instead showcase some of Texas' best-farmed products.





Customers order from a menu, picking their proteins in a style similar to ordering Mexican fajitas. Premium raw, sliced, marinated meats — ranging from beef and pork to lamb and seafood — arrive at the table along with flights of banchan: Small, flavorfully seasoned side dishes such as soybean sprouts, greens, and cucumber salads that allow for customization of the meal, the first of which will be complimentary. In keeping with the elevated theme, the banchan won't be any less considered and will include options unusual for Houston, such as the melted cheese wheel phenomenon, raclette.



Both classic American and Mexican sides will also be offered to celebrate Houston's unique culinary heritage, and while traditional Korean BBQ meats are either simply salted or marinated, Karne's menu will also feature some smoked meats to respect the area's tradition as well as show how beautifully Korean BBQ and Texan BBQ can harmonize. All this food will be complemented by a robust drinks menu starring soju and classic cocktails, beers, and a comprehensive list of wine pairings for the various meats.

THE SERVICE

That local Texas flavor will be merged with the superb service Kim has made a name for himself with in New York, where good food isn't enough to stand out from the crowd. From his time in the industry and with similar concepts, he learned that while allowing customers to grill their own meats on their tables' central grill is often one of the most identifiable parts of Korean BBQ, it doesn't typically make for an outstanding dining experience, as they aren't trained chefs.

Instead, the table's servers will be expertly trained grill masters who will grill the meats to their customers' preference, ensuring a perfectly cooked meal for every diner, while retaining the fun spectacle of seeing the food cooked in front of you. This will allow for a consistent quality of cooked meat, reducing the waste that may result in a customer overcooking or undercooking the meat and the negative experience that generally follows.

The servers will be close at hand at all times to assist with any other needs, and can also educate customers who are less familiar with the concept as they're preparing an outstanding meal. Placing a strong emphasis on improving the diner's experience will be at the forefront of the day-to-day operations, where training of the staff, hosts, assistant managers and the GM will be a fundamental pillar in ensuring consistency in all aspects of the restaurant's operations.

THE ATMOSPHERE

Inside the 6,000 square foot space the two have found in the Heights will be a welcoming, approachable atmosphere akin to the one Cho created with his first food venture, elevated thanks to Kim's sublime signature service standards he'll bring from his NYC establishments. Anchored by a central bar, the dining area will be filled by intriguing tables with grills built into them, which servers use to cook the meal right in front of diners' eyes.



A frequent issue in Korean BBQ restaurants is the lingering smell of cooking, which Karne will solve by outfitting each table with a venting system — unlike most Korean BBQ restaurants though, where the vent is above the table, Karne will use a powerful-yet-discreet Hoshin venting system, built under the table to reduce the amount of smoke in the air.



Floor plan for Karne Korean Steakhouse

The placement of the grill was also thoughtfully considered. Traditionally, grills are placed at the center of the table, however, after Kim's extensive time within the industry, the grill will be positioned at the corner of the table. This new placement will allow the server to easily grill the meats for patrons, provide more surface area on the table for other dishes and reducing any liability in the process. It's precisely the kind of subtle touch Kim has learned to

implement which can make all the difference for customers.

THE TEAM

Cho's lifelong residency and intimate familiarity with Houston, paired with Kim's experience in operating increasingly popular Korean BBQ concepts make them a dream team to redefine Houston Korean cuisine. Karne Korean Steakhouse promises to be unlike anything the city has seen.

From his years of experience in the industry, Kim will also bring a strong social media savvy, and plans to cross-promote his new Texan venture on his existing NYC eateries' Facebook and Instagram accounts, giving Karne Korean Steakhouse incredible exposure from the start. The restaurant has also partnered with Mike Chen, a food-focused YouTuber with millions of followers across his accounts, like Strictly Dumpling and Beyond Science. Not only will Chen help market the new restaurant, but will also collaborate on the menu — one his legions of fans will be keen to try themselves.

Location Analysis



Karne Korean Steakhouse
2805 White Oak Dr. Houston, TX 77007
Average home values in The Heights have increased over 50% in the past ten years, according to Zillow
Accessible from downtown, Houston's Inner Loop, Medical Center, Galleria, Montrose, and more
The Heights population is diverse in all categories, including young professionals and families
White Oak Dr. is a destination entertainment strip, home to many popular bars and restaurants
The 77007 zip code has an average household income of over $157,000
Houston Heights
Karne Korean Steakhouse
Memorial Park
Montrose
Downtown

The Heights area has become known recently as an artsy destination in Houston for foodies, creatives, and fans of the classic one- and two-story family houses that make up the majority of the area's residences. Its central location, small-town feel and fantastic proximity to the heart of downtown via I-10 has helped it flourish, and in 2017, Eater declared the greater Heights neighborhood the city's hottest for dining.

The Heights is also a hotbed for Karne Korean Steakhouse's target demographics of young professionals and young families, the keenest group of restaurant diners and the most likely to enjoy trying trendy new food options. As Houston becomes an increasingly diverse city with lots of transplants, many of them will bring with them a taste for Korean BBQ which Karne will be best positioned to offer them.

Located just minutes from I-10, and subsequently, less than 10 minutes from the heart of downtown, Karne Korean Steakhouse will benefit not only from potential customers in its immediate vicinity, but also in its accessibility to all of Houston.

History

January 2014
Moul Kim opens Jongro BBQ in NYC'S Koreatown. Later, he would open a second location in Flushing, as well as Dons Bogam Black, a high-end Korean BBQ restaurant

November 2014
Jason Cho opens Dak & Bop in Houston's Museum District

May 2017
Moul Kim opens Keki Modern Cakes in NYC's Chinatown. Later, he would open a second location in Midtown Manhattan

July 2020
Anticipated opening of Karne Korean Steakhouse

Meet the Team



Jason Cho
OWNER, CHIEF OPERATING OFFICER

Jason Cho, a lifelong Houstonian, created one of the city's hottest restaurants with Dak & Bop Korean Fried Chicken. Jason has degree in Finance and Marketing from the University of Houston.



Moul "Mo" Kim
PARTNER, DESIGN LEAD

Mo Kim made a name for himself opening several Korean influenced restaurants in New York City, most notably the Korean BBQ chain Jongro. Mo is also the creator and operator of Keki Modern Cakes, a bakery that went viral on all major TV channels and media publications. He has over 20 years of experience in the restaurant and food industry, especially in the Korean BBQ format.



Mike Chen
PARTNER

Mike Chen is a Chinese American video creator and his passion in life is food. Mike captains many successful YouTube channels and social media platforms. His most popular channels include food channel Strictly Dumpling and Beyond Science. Mike had a combined social media following of over 8 million people and has been featured in publications such as CNBC, Forbes, Insider and Thrillist.



Clinton Oh
PARTNER

Clinton Oh has built an expansive career in the field of martial arts (CEO of Ultimate Champions Taekwondo Organization, President of Next Level MA Consulting, LLC, President of Champions Martial Arts International Inc., President of New Star Martial Arts Supplies Inc). Mr. Oh continues to invest in various businesses and provide management services to businesses through GSD Management 100 Inc. Mr. Oh owns and is partnered into restaurant businesses as well as CEO/partner of Mad for Chicken franchise, a famous Korean fried chicken brand in New York.



Lawrence Wai
PARTNER

Lawrence Wai is the owner of a real estate investment, development and contracting company, international trading company, and various NYC restaurants and bakeries, including the famous Keki Modern Cakes. Lawrence has 10+ years investment management and finance experience at top tier investment banks and hedge funds in NYC, and holds a Bachelor of Science from the NYU Stern School of Business, with a dual major in Finance and International Business.

Bonus Rewards

EARLY BIRD REWARD **50 REMAINING**

First 50 investors who invest $2,000 or more will receive:
- **Complimentary bottle of wine on first visit**
  House selection provided by Karne Korean Steakhouse

INVEST

$1,000+

- **2 invitations to a private investor party and tasting**

INVEST

$5,000+

- **2 invitations to a private investor party and tasting**
- **$50 Karne gift card**

INVEST

$10,000+

- **4 invitations to a private investor party and tasting**
- **$100 Karne gift card**
- **Your name added to VIP Wine Locker**

INVEST

$20,000+

- **4 invitations to a private investor party and tasting**
- **$250 Karne gift card**
- **Private chef dinner for 6 in Karne Gold Room**
- **Your name added to VIP Wine Locker**

INVEST

$50,000+

- **Karne "Black Card" (Priority seating with no wait)**

Gallery



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Documents

Disclosure Statement	Note Purchase Agreement	Revenue Sharing Summary - Karne Korean Steakhouse
View	View	View

Revenue Sharing Summary

Investment Return Scenario[*]



INVESTMENT MULTIPLE	**MATURITY**
Up to 1.55x[1]	60 months[3]
Up to 8.15% of monthly gross revenue to be shared[2]	
YOUR INVESTMENT OF	**COULD PROVIDE TOTAL PAYMENTS UP TO**
$10,000[4]	$15,500[5]
This offering has a minimum investment amount of $100	

[*] The calculations above are for mathematical illustration only and may not reflect actual performance. They do not take into account service fees retained by NextSeed from each payment made to investors.

How do Revenue Sharing Notes work?
See our infographic in the **Documents** section above for a detailed explanation.

[1] The investment multiple may be reduced if the investment is repaid early. Review the early payment provisions outlined in the Disclosure Statement found in the **Documents** section above.

[2] If the final offering amount raised is less than or equal to $500,000, then 4.0% of monthly gross revenue will be shared. If the final offering amount raised is greater than $500,000 and less than or equal to $750,000, Revenue Share Percentage means 6.15%. If the final offering amount raised is greater than $750,000, then 8.15% of monthly gross revenue will be shared.

[3] Payments begin after the first full month the business is open and operating.

Payments end when the business pays you back your total payment, or upon the maturity date, whichever is earlier. If any amount remains owed to investors on the maturity date, the Issuer will be required to promptly pay the entire outstanding amount owed.

The exact length of time that it will take the Issuer to pay each investor in full cannot be known in advance since the Issuer's actual revenues may differ from its projected revenues.

[4] This offering has a minimum investment amount of $100.

[5] There is no guarantee that the Issuer will ever produce revenues, or that such revenues will be sufficient to repay the note in full prior to the maturity date. Investors risk losing part or all of their investment. Please review a full discussion of the offering's risk factors in the Disclosure Statement found here.

[*] The calculations above are for mathematical illustration only and may not reflect actual performance. They do not take into account service fees retained by NextSeed from each payment made to investors.

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Issuer Statement

The information contained on this campaign page (the "Campaign Information") is furnished solely by the Issuer to prospective investors in the investment opportunity described herein. All Campaign Information is intended to be a summary of the terms and information contained in the Disclosure Statement and the Note Purchase Agreement, and is fully qualified by reference to those documents. In the event any Campaign Information conflicts with the terms of the Disclosure Statement or Note Purchase Agreement, the terms of those documents will control. The Issuer has provided the Campaign Information for inclusion on the website located at www.nextseed.com, and in no way will the Campaign Information be deemed to have been created or provided by NextSeed Securities, LLC, NextSeed Services, LLC, or their affiliates.


